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Exhibit 99.2

REPORTS

Management's Report on
Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2013, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2013.

Ian C. Dundas President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 20, 2014

30      ENERPLUS 2013 FINANCIAL SUMMARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the "Company") as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 20, 2014 expressed an unqualified opinion on those financial statements.

Chartered Accountants

February 20, 2014
Calgary, Canada

ENERPLUS 2013 FINANCIAL SUMMARY      31

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 20, 2014. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Ian C. Dundas President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 20, 2014

32      ENERPLUS 2013 FINANCIAL SUMMARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2013, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Accountants

February 20, 2014
Calgary, Canada

ENERPLUS 2013 FINANCIAL SUMMARY      33

STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2013	December 31, 2012

Assets
Current assets
Cash		$2,990	$5,200
Accounts receivable	3	165,091	161,131
Deferred income tax asset	13	48,476	–
Deferred financial assets	15	9,198	54,165
Other current assets		7,641	7,623

		233,396	228,119

Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	2,420,144	2,315,599
Other capital assets, net	4	21,210	22,196

Property, plant and equipment		2,441,354	2,337,795

Goodwill		609,975	599,716
Deferred income tax asset	13	364,411	437,076
Deferred financial assets	15	19,274	8,013
Marketable securities	6	13,389	7,699

Total Assets		$3,681,799	$3,618,418

Liabilities
Current liabilities
Accounts payable	7	$377,157	$278,550
Dividends payable		18,250	17,882
Current portion of long-term debt	8	48,713	45,566
Deferred income tax liability	13	–	9,430
Deferred financial credits	15	37,031	18,522

		481,151	369,950

Long-term debt	8	976,585	1,023,999
Deferred financial credits	15	–	17,127
Asset retirement obligation	9	291,761	256,102

		1,268,346	1,297,228

Total Liabilities		1,749,497	1,667,178

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: December 31, 2013 – 203 million shares December 31, 2012 – 199 million shares	14	3,061,839	2,997,682
Paid-in capital	14	38,398	32,293
Accumulated deficit		(1,117,238)	(948,350)
Accumulated other comprehensive income/(loss)		(50,697)	(130,385)

		1,932,302	1,951,240

Total Liabilities & Equity		$3,681,799	$3,618,418

Commitments, Contingencies and Guarantees	16

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors:

Douglas R. Martin Director	Robert B. Hodgins Director

34      ENERPLUS 2013 FINANCIAL SUMMARY

Consolidated Statements of Income/(Loss) and
Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2013	2012	2011

Revenues
Oil and natural gas sales, net of royalties	10	$1,352,472	$1,153,334	$1,158,589
Commodity derivative instruments gain/(loss)	15	(41,870)	91,995	(27,092)

		1,310,602	1,245,329	1,131,497

Expenses
Operating		343,433	319,031	280,425
Production taxes		70,388	56,624	40,092
Transportation		39,918	26,569	20,647
General and administrative	14	110,260	93,844	94,442
Depletion, depreciation, amortization and accretion		593,203	560,293	509,620
Asset impairment	5	–	781,099	209,396
Foreign exchange loss/(gain)	12	9,313	(17,204)	4,216
Interest	11	58,337	54,907	44,938
Other Income	6	(868)	(86,146)	(2,677)

		1,223,984	1,789,017	1,201,099

Income/(loss) before tax expense		86,618	(543,688)	(69,602)
Current income tax expense/(recovery)	13	7,889	1,648	81,195
Deferred income tax expense/(recovery)	13	30,753	(274,639)	(163,608)

Net Income/(loss)		$47,976	$(270,697)	$12,811

Other Comprehensive Income/(loss)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	6	7,136	(10,115)	685
Realized gains reclassified to net income	6	(315)	–	–
Change in cumulative translation adjustment		72,867	(32,255)	11,931

Other Comprehensive Income/(loss)		79,688	(42,370)	12,616

Total Comprehensive Income/(loss)		$127,664	$(313,067)	$25,427

Net income/(loss) per share
Basic	14	$0.24	$(1.38)	$0.07
Diluted	14	$0.24	$(1.38)	$0.07

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2013 FINANCIAL SUMMARY      35

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31 (CDN$ thousands)	2013	2012	2011

Share Capital
Balance, beginning of year	$2,997,682	$2,622,003	$2,548,631
Public offering	–	330,618	–
Stock Option Plan – cash	14,838	1,180	11,626
Stock Option Plan – non cash	3,108	1,119	9,371
Dividend Reinvestment Plan	–	19,150	52,375
Stock Dividend Plan	46,211	23,612	–

Balance, end of year	$3,061,839	$2,997,682	$2,622,003

Paid-in Capital
Balance, beginning of year	$32,293	$23,115	$20,156
Stock Option Plan – exercised	(3,108)	(1,119)	(9,371)
Stock Option Plan – expensed	9,213	10,297	12,330

Balance, end of year	$38,398	$32,293	$23,115

Accumulated Deficit
Balance, beginning of year	$(948,350)	$(376,093)	$–
Net income/(loss)	47,976	(270,697)	12,811
Dividends	(216,864)	(301,560)	(388,904)

Balance, end of year	$(1,117,238)	$(948,350)	$(376,093)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(130,385)	$(88,015)	$(100,631)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	7,136	(10,115)	685
Realized gains reclassified to net income	(315)	–	–
Change in cumulative translation adjustment	72,867	(32,255)	11,931

Balance, end of year	$(50,697)	$(130,385)	$(88,015)

Total Shareholders' Equity	$1,932,302	$1,951,240	$2,181,010

See accompanying notes to the Consolidated Financial Statements

36      ENERPLUS 2013 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2013	2012	2011

Operating Activities
Net income/(loss)		$47,976	$(270,697)	$12,811
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		593,203	560,293	509,620
Asset impairment	5	–	781,099	209,396
Changes in fair value of derivative instruments	15	35,088	(85,163)	(31,920)
Deferred income tax expense/(recovery)	13	30,753	(274,639)	(163,608)
Foreign exchange (gain)/loss on debt and working capital	12	19,747	(7,647)	7,185
Share-based compensation – Stock Option Plan	14	9,213	10,297	12,330
Amortization of debt issue costs and senior note premium		793	(5)	(429)
Derivative settlement on senior notes principal repayment		17,827	18,406	19,119
Asset disposition (gain)/loss	6	(367)	(87,421)	(103)
Asset retirement obligation expenditures	9	(16,606)	(19,905)	(21,656)
Changes in non-cash operating working capital	18	28,851	(88,929)	71,487

Cash flow from operating activities		766,478	535,689	624,232

Financing Activities
Proceeds from the issuance of shares	14	14,838	350,948	64,001
Cash dividends	14	(170,653)	(277,948)	(388,904)
Change in bank debt		(45,556)	(189,251)	212,732
Repayment of senior notes		(46,814)	(46,236)	(45,523)
Proceeds from senior note issue		–	406,088	–
Derivative settlement on senior notes principal repayment		(17,827)	(18,406)	(19,119)
Changes in non-cash financing working capital		368	(14,727)	451

Cash flow from financing activities		(265,644)	210,468	(176,362)

Investing Activities
Capital expenditures		(687,905)	(865,296)	(877,767)
Property and land acquisitions		(244,837)	(185,337)	(255,209)
Property dispositions		365,135	245,771	641,190
Sale of marketable securities	6	2,482	146,898	1,544
Changes in non-cash investing working capital		60,604	(90,252)	38,592

Cash flow from investing activities		(504,521)	(748,216)	(451,650)

Effect of exchange rate changes on cash		1,477	1,630	1,035

Change in cash		(2,210)	(429)	(2,745)
Cash, beginning of year		5,200	5,629	8,374

Cash, end of year		$2,990	$5,200	$5,629

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2013 FINANCIAL SUMMARY      37

NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements ("Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 20, 2014.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus' Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These Consolidated Financial Statements present Enerplus' financial position as at December 31, 2013 and 2012 and results of operations for the years ended December 31, 2013, and the 2012 and 2011 comparative periods.

i. Functional and Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus' functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion, amortization and accretion ("DDA&A"), impairment, asset retirement obligations, income taxes, contingent assets and liabilities, goodwill, share-based compensation and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus' proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies and assets that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

b) Revenue

Revenue associated with the sale of oil and natural gas is recognized when title passes from the Company to its customers if collectability is reasonably certain and the sales price is determinable. Revenue is measured at the fair value of the consideration received or receivable based on price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are

38      ENERPLUS 2013 FINANCIAL SUMMARY

recognized in revenue when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

c) Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding oil and natural gas reserves are capitalized, including general and administrative costs directly attributable to these activities. These costs are recorded on a country-by-country cost centre basis as oil and natural gas properties subject to depletion ("full cost pool"). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved oil and natural gas properties is depleted using the unit of production method, as determined using a constant price assumption of the simple average of the preceding twelve months' first-day-of-the-month commodity prices ("SEC prices"). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis. Enerplus limits capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher oil and natural gas prices subsequently increase the ceiling.

Proceeds on property dispositions are accounted for as a reduction to the full cost pool without recognition of a gain or loss, unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre.

d) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

e) Goodwill

Enerplus recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that relates to U.S. operations fluctuates due to changes in foreign exchange rates. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

Impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired. If the fair value of the consolidated reporting unit is less than its book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of the impairment is charged against earnings.

f) Asset Retirement Obligations

Enerplus' oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability resulting from revisions to estimated timing of cash flows, or changes in the credit-adjusted risk-free rate are recognized as a change in the asset retirement obligation and related capitalized asset retirement cost.

Amortization of capitalized decommissioning costs and increases in asset retirement obligations resulting from the passage of time are recorded as amortization and accretion, respectively, which are included in depreciation, depletion, amortization and accretion and charged against net income.

ENERPLUS 2013 FINANCIAL SUMMARY      39

g) Income Tax

Income tax expense is comprised of current and deferred income tax. Current income tax is the expected tax payable or refund on taxable income or loss for the year, using rates enacted at the reporting date. Deferred income tax is recognized using the liability method of accounting for income taxes. Under this method, deferred tax is recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted income tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax is recognized in net income except to the extent that it relates to items recognized directly in shareholders' equity. Deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. The Company routinely reviews deferred tax assets and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the financial statement effects of an uncertain tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. The amount of tax benefit recognized is the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxation authority. The Company recognizes potential penalties and interest related to uncertain tax positions in income tax expense.

The effect of changes in enacted income tax rates or laws, for both current and deferred income tax, is recognized in net income in the period of enactment.

h) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining the fair value are characterized according to the following fair value hierarchy:

Level 1 – Inputs represent quoted market prices in active markets for identical assets or liabilities, such as exchange traded commodity derivatives

Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs

Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

Non-derivative financial instruments comprise cash, marketable securities, accounts receivable, accounts payable, dividends payable and debt. Cash is classified as held-for-trading and carried at cost, which approximates fair value due to the short-term nature of the instrument, based on a Level 1 designation. Accounts receivable are classified as loans and receivables and are carried at amortized cost less any allowance for impairment. Accounts payable, dividends payable and long-term debt are classified as other financial liabilities and are carried at amortized cost.

Enerplus holds certain marketable securities in entities involved in the oil and gas industry. These investments may include both publicly traded and unlisted marketable securities. Publicly traded investments are classified as available-for-sale and carried at fair value based on a Level 1 designation, with changes in fair value recorded in other comprehensive income. Fair values are determined by reference to quoted market bid prices at the close of business on the balance sheet date. Unlisted marketable securities are carried at cost. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

Enerplus capitalizes transaction costs and premiums on long-term debt. These costs are amortized using the effective interest method.

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iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus' accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Enerplus' physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company's expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

i) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus' U.S. operations are translated into Canadian dollars at period end exchange rates while revenues are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment ("CTA") which is recorded in accumulated other comprehensive income ("AOCI").

j) Share-Based Compensation

Enerplus' share-based compensation plans include its Stock Option Plan and long-term incentive plans.

Under Enerplus' Stock Option Plan, employees are granted options to purchase common shares of the Company at an exercise price equal to the market value of the common shares on the date the options are granted. Options granted are exercisable in thirds over the three year vesting schedule and expire seven years after the date the options are granted. Enerplus uses the Black-Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company's Stock Option Plan. This amount is charged to earnings as share-based compensation over the vesting period of the options, with a corresponding increase in paid-in capital. When options are exercised, the proceeds, together with the amount recorded in paid-in capital, are recorded to share capital. The Company is authorized to issue up to 10% of outstanding common shares from treasury as options are exercised.

Enerplus' long-term incentive plans include its Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Director Share Unit ("DSU") plans. Under Enerplus' RSU plan, employees receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. Upon vesting, the plan participants receive a cash payment based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under Enerplus' PSU plan, executives and management receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. Upon vesting, the plan participants receive a cash payment based on the value of the underlying shares plus notional accrued dividends. The payment is subject to a multiplier that ranges from 0 to 2.0 depending on Enerplus' performance compared to the TSX oil and gas index over the vesting period.

Under Enerplus' DSU plan, directors receive cash compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual non-cash retainer value and they vest upon the director leaving the Board. Upon

ENERPLUS 2013 FINANCIAL SUMMARY      41

vesting, the plan participants receive a cash payment based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Enerplus recognizes a liability for its long-term incentive plans based on their estimated fair value which is determined using the current market price of the Company's shares, accumulated dividends, and estimated performance multipliers, where applicable. The liability is re-measured at each reporting date and on the settlement date with any changes in fair value recorded as share-based compensation, which is included in general and administrative expenses.

k) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

l) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

m) Recent Pronouncements Issued

As of January 1, 2014 Enerplus will adopt the following FASB accounting standards updates, which have been issued but are not yet effective. The adoption of these standards is not expected to have any material impact on Enerplus' financial statements.

•
Accounting Standards Update 2013-04, Obligations resulting from Joint and Several Liability Arrangements
•
Accounting Standards Update 2013-05, Parent's Accounting for Cumulative Translation Adjustments upon Derecognition of Certain Subsidiaries
•
Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2013	December 31, 2012

Accrued receivables	$122,482	$107,518
Accounts receivable – trade	36,034	45,657
Current income tax receivable	9,371	10,759
Allowance for doubtful accounts	(2,796)	(2,803)

Total accounts receivable	$165,091	$161,131

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at December 31, 2013 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$11,481,207	$9,061,063	$2,420,144
Other capital assets	89,818	68,608	21,210

Total PP&E	$11,571,025	$9,129,671	$2,441,354

42      ENERPLUS 2013 FINANCIAL SUMMARY

As at December 31, 2012 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$10,658,923	$8,343,324	$2,315,599
Other capital assets	82,587	60,391	22,196

Total PP&E	$10,741,510	$8,403,715	$2,337,795

5) IMPAIRMENT

($ thousands)	2013	2012	2011

Oil and natural gas properties	$–	$781,099	$209,396

Impairment expense	$–	$781,099	$209,396

Enerplus did not record any ceiling test impairments on its oil and natural gas properties in 2013. During 2012 and 2011, non-cash impairments totaling $781.1 million and $209.4 million, respectively, were recorded in the United States cost centre due to continued capital spending and declines in the 12-month average trailing natural gas price during 2012. No impairments were recorded to the Canadian cost centre in the comparative periods.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling test as at December 31, 2013, 2012 and 2011:

Year	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

2013	$96.94	$1.03	$93.19	$3.67	$3.16
2012	94.71	1.00	88.33	2.83	2.35
2011	96.19	0.98	97.30	4.18	3.75

6) MARKETABLE SECURITIES

During the year ended December 31, 2013 Enerplus sold certain publicly traded securities for proceeds of $2.5 million recognizing a gain of $0.4 million. In connection with these sales, realized gains of $0.3 million net of tax were reclassified from accumulated other comprehensive income to net income.

During the year ended December 31, 2012 Enerplus sold the majority of its unlisted securities, including its Laricina shares which were sold for proceeds of $141.0 million and a gain of $86.5 million.

For the year ended December 31, 2013 the change in fair value of publicly listed investments represented unrealized gains of $7.1 million net of tax ($8.2 million before tax). For the year ended December 31, 2012 and 2011 the change in fair value of these investments represented unrealized losses of $10.1 million ($11.9 million before tax) and unrealized gains of $0.7 million ($0.9 million before tax), respectively.

Realized gains are included in Other Income on the Consolidated Income Statements.

7) ACCOUNTS PAYABLE

($ thousands)	December 31, 2013	December 31, 2012

Accrued payables	$262,117	$184,498
Accounts payable – trade	115,040	94,052

Total accounts payable	$377,157	$278,550

ENERPLUS 2013 FINANCIAL SUMMARY      43

8) DEBT

($ thousands)	December 31, 2013	December 31, 2012

Current:
Senior notes	$48,713	$45,566

	48,713	45,566

Long-term:
Bank credit facility	$214,394	$260,950
Senior notes	762,191	763,049

	976,585	1,023,999

Total debt	$1,025,298	$1,069,565

Bank Credit Facility

Enerplus has an unsecured, covenant-based, $1 billion bank credit facility that matures on October 31, 2016. Drawn fees range between 150 and 315 basis points over bankers' acceptance rates, with current drawn fees of 170 basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2013 Enerplus had $214.4 million drawn and was in compliance with all financial covenants under the facility. During 2013 a fee of $0.7 million was paid to extend the facility. These fees are considered debt issue costs and are capitalized on the Consolidated Balance Sheets. The weighted average interest rate on the facility for the year ended December 31, 2013 was 2.6% (December 31, 2012 – 2.4%).

Senior Notes

On June 19, 2013 Enerplus made its fourth principal repayment on the US$175.0 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53.7 million. On October 1, 2013 Enerplus made its third principal repayment and associated foreign exchange swap settlement on the US$54.0 million senior notes for a total of $10.9 million.

The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)

May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	$30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	21,272
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000	377,578
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.37%	CDN$40,000	CDN$40,000	40,000
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.82%	US$40,000	US$40,000	42,544
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000	239,310
Oct 1, 2003	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011	5.46%	US$54,000	US$21,600	22,974
June 19, 2002	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010	6.62%	US$175,000	US$35,000	37,226

				Total carrying value		$810,904

				Current portion		$48,713

				Long-term portion		$762,191

44      ENERPLUS 2013 FINANCIAL SUMMARY

9) ASSET RETIREMENT OBLIGATION

At December 31, 2013 Enerplus estimated the present value of its asset retirement obligation to be $291.8 million (December 31, 2012 – $256.1 million) based on a total undiscounted liability of $720.6 million (December 31, 2012 – $659.7 million). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.96% at December 31, 2013 (December 31, 2012 – 6.15%). Enerplus' asset retirement obligation expenditures are expected to be incurred over the next 66 years with the majority between 2024 and 2053. The change in capitalized asset retirement costs for the year ended December 31, 2013 was $37.3 million (December 31, 2012 – $29.5 million).

($ thousands)	December 31, 2013	December 31, 2012

Balance, beginning of year	$256,102	$232,139
Change in estimates	44,217	40,843
Property acquisition and development activity	1,454	1,395
Dispositions	(8,362)	(12,721)
Settlements	(16,606)	(19,905)
Accretion expense	14,956	14,351

Balance, end of year	$291,761	$256,102

10) OIL AND NATURAL GAS SALES

($ thousands)	2013	2012	2011

Oil and natural gas sales	$1,616,798	$1,365,542	$1,363,727
Royalties(1)	(264,326)	(212,208)	(205,138)

Oil and natural gas sales, net of royalties	$1,352,472	$1,153,334	$1,158,589

(1)
Royalties above do not include production taxes which are reported separately on the Consolidated Income Statement.

11) INTEREST EXPENSE

($ thousands)	2013	2012	2011

Realized:
Interest on bank debt and senior notes	$56,716	$53,074	$47,049
Unrealized:
Cross currency interest rate swap (gain)/loss	1,306	2,963	355
Interest rate swap (gain)/loss	(478)	(1,125)	(2,037)
Amortization of debt issue costs and senior note premium	793	(5)	(429)

Interest expense	$58,337	$54,907	$44,938

12) FOREIGN EXCHANGE

($ thousands)	2013	2012	2011

Realized:
Foreign exchange (gain)/loss	$17,596	$6,508	$18,421
Unrealized:
Translation of U.S. dollar debt and working capital	19,747	(7,647)	7,185
Cross currency interest rate swap (gain)/loss	(19,920)	(15,118)	(15,133)
Foreign exchange swap (gain)/loss	(8,110)	(947)	(6,257)

Foreign exchange (gain)/loss	$9,313	$(17,204)	$4,216

ENERPLUS 2013 FINANCIAL SUMMARY      45

13) INCOME TAXES

For the year ended December 31, ($ thousands)	2013	2012	2011

Current Tax
Canada	$(621)	$(2,074)	$569
United States	8,510	3,722	80,626

Current tax expense/(recovery)	7,889	1,648	81,195

Deferred Tax
Canada	$(21,166)	$17,720	$(311)
United States	51,919	(292,359)	(163,297)

Deferred tax expense/(recovery)	30,753	(274,639)	(163,608)

Income tax expense/(recovery)	$38,642	$(272,991)	$(82,413)

Deferred income tax expense recognized in Other Comprehensive Income totaled $1.0 million for 2013 ($3.0 million recovery in 2012, and $0.1 million expense in 2011) related to marketable securities.

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2013	2012	2011

Income/(loss) before taxes
Canada	$(74,946)	$220,259	$113,712
United States	161,564	(763,947)	(183,314)

Total income/(loss) before taxes	$86,618	$(543,688)	$(69,602)
Canadian statutory rate	25.35%	25.32%	26.82%

Expected income tax expense/(recovery)	$21,958	$(137,662)	$(18,667)
Impact on taxes resulting from:
Foreign tax rate differential	$10,407	$(106,858)	$(35,440)
Statutory and other rate differences	(1,976)	(7,828)	(28,923)
Recognition of previously unrecognized deferred tax assets	(690)	(11,082)	(3,970)
Non-taxable capital (gains)/losses	4,884	(12,248)	(364)
Share-based compensation	2,335	2,574	3,307
Other	1,724	113	1,644

Income tax expense/(recovery)	$38,642	$(272,991)	$(82,413)

46      ENERPLUS 2013 FINANCIAL SUMMARY

Deferred income tax asset (liability) consists of the following temporary differences:

($ thousands)	2013	2012

Deferred income tax liabilities
Property, plant and equipment	$(62,565)	$(11,473)
Long-Term debt	(2,154)	(10,825)
Deferred financial assets and credits	–	(10,320)
Other	(7,189)	–

Total deferred income tax liabilities	(71,908)	(32,618)

Deferred income tax assets
Tax loss carryforwards and other credits	$551,331	$541,694
Asset retirement obligation	75,677	65,858
Deferred financial assets and credits	2,114	–
Marketable Securities	1,620	2,688
Other	6,697	4,128

Total deferred income tax assets	637,439	614,368
Less valuation allowance	(152,644)	(154,104)

Total deferred income tax assets, net	484,795	460,264

Net deferred income tax asset/(liability)	$412,887	$427,646

The net deferred income tax asset includes a current deferred income tax asset of $48.5 million (December 31, 2012 – liability of $9.4 million) and a long-term deferred income tax asset of $364.4 million (December 31, 2012 – $437.1 million).

Loss carryforwards and tax credits that can be utilized in future years are as follows:

As at December 31 ($ thousands)	2013	Expiration Date

Canada
Capital losses	$1,208,000	Indefinite
Non-capital losses	445,000	2028-2031
United States
Net operating losses	463,000	2030-2033
Alternative minimum tax credits	99,000	Indefinite

Changes in the balance of Enerplus' unrecognized tax benefits are as follows:

For the years ended December 31 ($ thousands)	2013	2012	2011

Balance, beginning of year	$18,500	$13,600	$13,200
Increase/(decrease) for tax positions of prior years	(500)	4,900	1,000
Lapse of statute of limitations	–	–	(600)

Balance, end of year	$18,000	$18,500	$13,600

If recognized, all of Enerplus' unrecognized tax benefits as at December 31, 2013 would affect Enerplus' effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Enerplus recognizes accrued interest in respect of unrecognized tax benefits in income tax expense. During 2013, Enerplus recognized an interest recovery of $0.1 million (2012 – expense of $0.3 million; 2011 – expense of $1.5 million). As at December 31, 2013 Enerplus had a liability of $0.2 million (December 31, 2012 – $0.3 million) for interest accrued related to unrecognized tax benefits.

ENERPLUS 2013 FINANCIAL SUMMARY      47

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years

Canada – Federal & Provincial	2004-2013
United States – Federal & State	2008-2013

Enerplus' group of companies files income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	2013		2012		2011

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	198,684	$2,997,682	181,159	$2,622,003	178,649	$2,548,631
Issued for cash:
Public offerings	–	–	14,709	330,618	–	–
Dividend Reinvestment Plan	–	–	955	19,150	1,928	52,375
Stock Option Plan	1,042	14,838	68	1,180	582	11,626
Non-cash:
Stock Dividend Plan	3,032	46,211	1,793	23,612	–	–
Stock Option Plan		3,108	–	1,119	–	9,371

Balance, end of year	202,758	$3,061,839	198,684	$2,997,682	181,159	$2,622,003

The Company is authorized to issue an unlimited number of common shares without par value.

b) Dividends

($ thousands)	2013	2012	2011

Cash dividends(1)	$170,653	$277,948	$388,904
Stock Dividend Plan	46,211	23,612	–

Dividends to shareholders	$216,864	$301,560	$388,904

(1)
Includes $19.2 million in 2012 and $52.4 million in 2011 related to the former Dividend Reinvestment Plan.

For the year ended December 31, 2013 Enerplus paid dividends of $1.08 per common share totaling $216.9 million (December 31, 2012 – $1.54 per share and $301.6 million, December 31, 2011 – $2.16 per share and $388.9 million).

c) Share-based compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Income Statements:

($ thousands)	2013	2012	2011

Cash:
Long-term incentive plans expense	$23,262	$5,618	$14,443
Non-Cash:
Stock Option Plan expense	9,213	10,297	12,330
Equity swap gain	(5,450)	(412)	–

Share-based compensation expense	$27,025	$15,503	$26,773

48      ENERPLUS 2013 FINANCIAL SUMMARY

(i) Long-Term Incentive Plans

The following table summarizes the PSU, RSU and DSU activity for the year ended December 31, 2013 and other information at December 31, 2013:

For the year ended December 31, 2013 (thousands of units)	PSU	RSU	DSU

Balance, beginning of year	605	963	34
Granted	370	462	78
Vested	(256)	(469)	(13)
Forfeited	(69)	(135)	–

Balance, end of year	650	821	99

At December 31, 2013 (in $thousands, except for years)
Recognized cash share-based compensation expense(1)	$14,965	$11,271	$2,075
Unrecognized cash share-based compensation expense	13,966	6,730	–

Intrinsic value(2)	$28,931	$18,001	$2,075

Weighted-average remaining contractual term (years)(3)	1.6	0.9	–

(1)
Recognized amounts are included in accounts payable on the Consolidated Balance Sheets. At December 31, 2013 the plans had a liability balance of $28.3 million.
(2)
Includes estimated performance multipliers for the PSU plan. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting term.
(3)
DSU awards vest upon a Director leaving the Board.

For the year ended December 31, 2013 the Company recorded cash share-based compensation costs of $23.3 million (December 31, 2012 – $5.6 million, December 31, 2011 – $14.4 million) and paid $11.1 million on settlements in relation to its long-term incentive plans (December 31, 2012 – $14.0 million, December 31, 2011 – $18.0 million).

(ii) Stock Option Plan

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted under the Stock Option Plan. The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	December 31, 2013	December 31, 2012	December 31, 2011

Dividend yield(1)	8.0%	8.2%	7.14%
Volatility(1)	27.80%	28.35%	35.00%
Risk-free interest rate	1.51%	1.35%	2.34%
Forfeiture rate	10.0%	10.0%	9.4%
Expected life	4.5 years	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the expected life of the option.

The following table summarizes the stock option plan activity for the year ended December 31, 2013:

Year ended December 31, 2013	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding, beginning of year	10,768	$22.11
Granted	6,158	14.11
Exercised	(1,042)	14.25
Forfeited	(2,208)	22.34
Expired	(262)	44.09

Options outstanding, end of year	13,414	$18.65

Options exercisable, end of year	4,185	$23.09

ENERPLUS 2013 FINANCIAL SUMMARY      49

At December 31, 2013, 4,185,000 options were exercisable at a weighted average reduced exercise price of $23.09 with a weighted average remaining contractual term of 4.07 years, giving an aggregate intrinsic value of $5.2 million (December 31, 2012 – nil, December 31, 2011 – $4.4 million). The total intrinsic value of options exercised during the year ended December 31, 2013 was $2.7 million (December 31, 2012 – $0.3 million, December 31, 2011 – $6.1 million). The weighted average grant date fair value of options granted for the year ended December 31, 2013 was $8.1 million (December 31, 2012 – $13.5 million, December 31, 2011 – $10.3 million).

At December 31, 2013 the total share-based compensation expense related to non-vested options not yet recognized was $4.6 million. The expense is expected to be recognized in net income over a weighted-average period of 1.3 years.

d) Paid-in Capital

The following tables summarize the Paid-in Capital activity for the year and the ending balances as at December 31:

($ thousands)	2013	2012	2011

Balance, beginning of year	$32,293	$23,115	$20,156
Stock Option Plan – exercised	(3,108)	(1,119)	(9,371)
Stock Option Plan – expensed	9,213	10,297	12,330

Balance, end of year	$38,398	$32,293	$23,115

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2013	2012	2011

Net income/(loss)	$47,976	$(270,697)	$12,811
Weighted average shares outstanding – Basic	200,567	195,633	179,889
Dilutive impact of options(1)	837	–	456

Weighted average shares outstanding – Diluted	201,404	195,633	180,345

Net income/(loss) per share
Basic	0.24	(1.38)	0.07
Diluted	0.24	(1.38)	0.07

(1)
For the year ended December 31, 2012 options are anti-dilutive as their conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2013, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

Enerplus' portfolio of marketable securities consists of publicly traded investments. At December 31, 2013 the fair value of marketable securities was $13.4 million (December 31, 2012 – $7.7 million).

At December 31, 2013 senior notes included in long-term debt had a carrying value of $810.9 million and a fair value of $837.8 million (December 31, 2012 – $808.6 million and $896.9 million, respectively). The fair value of senior notes was estimated by discounting future interest and principle payments using available market information at the balance sheet date.

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

50      ENERPLUS 2013 FINANCIAL SUMMARY

The following tables summarize the change in fair value for the respective periods:

Gain/(Loss) ($ thousands)	December 31, 2013	December 31, 2012	December 31, 2011	Income Statement Presentation

Interest Rate Swaps	$478	$1,125	$2,037	Interest Expense
Cross Currency Interest Rate Swap:
Interest	(1,306)	(2,963)	(355)	Interest Expense
Foreign Exchange	19,920	15,118	15,133	Foreign Exchange
Foreign Exchange Swaps	8,110	947	6,257	Foreign Exchange
Electricity Swaps	758	(3,108)	2,756	Operating Expense
Equity Swaps	5,450	412	–	General and Administrative
Commodity Derivative Instruments:
Oil	(65,504)	70,283	18,733	Commodity derivative
Gas	(2,994)	3,349	(12,641)	instruments

Total Gain/(Loss)	$(35,088)	$85,163	$31,920

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	2013	2012	2011

Change in fair value of commodity derivative instruments gain/(loss)	$(68,498)	$73,632	$6,092
Net realized cash gain/(loss)	26,628	18,363	(33,184)

Commodity derivative instruments gain/(loss)	$(41,870)	$91,995	$(27,092)

The following tables summarize the fair values at the respective period ends:

	December 31, 2013				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
($ thousands)	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term

Interest Rate Swaps	$–	$–	$–	$–	$–	$–	$478	$–
Cross Currency Interest Rate Swap	–	–	15,548	–	–	–	17,035	17,127
Foreign Exchange Swaps	564	15,135	–	–	–	7,745	156	–
Electricity Swaps	–	–	95	–	–	–	853	–
Equity Swaps	1,723	4,139	–	–	144	268	–	–
Commodity Derivative Instruments:
Oil	4,138	–	18,970	–	50,672	–	–	–
Gas	2,773	–	2,418	–	3,349	–	–	–

Total	$9,198	$19,274	$37,031	$–	$54,165	$8,013	$18,522	$17,127

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

ENERPLUS 2013 FINANCIAL SUMMARY      51

The following tables summarize Enerplus' price risk management positions at February 4th, 2014:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Jan 1, 2014 – Jan 31, 2014
WTI Swap	23,000	93.98
WCS Differential Swap	1,000	(23.25)
Feb 1, 2014 – Jun 30, 2014
WTI Swap	23,000	93.98
WCS Differential Swap	2,000	(21.88)
Jul 1, 2014 – Dec 31, 2014
WTI Swap	16,000	94.07
WCS Differential Swap	2,000	(21.88)
Jan 1, 2015 – Dec 31, 2015
WTI Swap	500	90.00

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Jan 1, 2014 – Dec 31, 2014
AECO Swap	4.7	3.96
Apr 1, 2014 – Jun 30, 2014
AECO Swap	14.2	4.12
Jul 1, 2014 – Dec 31, 2014
AECO Swap	28.4	4.25
Jan 1, 2014 – Dec 31, 2014
NYMEX Swap	75.0		4.14
NYMEX Purchased Call	25.0		4.17
NYMEX Sold Puts	25.0		3.23
NYMEX Sold Calls	25.0		5.00
Jan 1, 2015 – Dec 31, 2015
NYMEX Swap	20.0		4.16

Electricity:

Instrument Type	MWh	CDN$/MWh

Jan 1, 2014 – Dec 31, 2014
AESO Power Swap(1)	16.0	53.33
Jan 1, 2015 – Dec 31, 2015
AESO Power Swap(1)	10.0	51.13

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS"):

Concurrent with the issuance of the US$175 million senior notes on June 19, 2002, Enerplus entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268.3 million. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers'

52      ENERPLUS 2013 FINANCIAL SUMMARY

acceptances, plus 1.18%. At December 31, 2013 the remaining USD principal is fixed at a notional amount of CDN$53.7 million. The CCIRS matures on June 2014 in conjunction with the remaining principal repayment on the notes.

Foreign Exchange Swaps:

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. At December 31, 2013, following the third settlement, Enerplus had US$21.6 million of remaining notional debt swapped. These foreign exchange swaps mature between October 2014 and October 2015 in conjunction with the remaining principal repayments on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At December 31, 2013, approximately 74% of Enerplus' debt was based on fixed interest rates and 26% was based on floating interest rates. At December 31, 2013, Enerplus did not have any interest rate derivatives outstanding other than the CCIRS mentioned above.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its cash settled long-term incentive plans detailed in Note 13.

Equity Swaps:

Enerplus has entered into various equity swaps maturing between 2014 and 2016 and has effectively fixed the future settlement cost at a weighted average price of $13.86 per share on 1,130,000 shares, representing approximately 77% of the notional shares outstanding under these plans.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2013 approximately 71% of Enerplus' marketing receivables were with companies considered investment grade.

At December 31, 2013 approximately $4.5 million or 3% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2013 was $2.8 million (December 31, 2012 – $2.8 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

ENERPLUS 2013 FINANCIAL SUMMARY      53

16) COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Commitments

Enerplus has the following minimum annual commitments at December 31, 2013:

		Minimum Annual Commitment Each Year
($ thousands)	Total	2014	2015	2016	2017	2018	Thereafter

Transportation commitments	$102,677	$30,416	$25,486	$13,383	$11,988	$3,525	$17,879
Processing commitments	50,593	10,250	9,570	9,054	8,179	6,770	6,770
Drilling and completions	11,582	11,582	–	–	–	–	–
Power infrastructure	13,913	4,020	7,914	1,979	–	–	–
Office leases	73,056	13,611	11,819	12,109	12,348	12,459	10,710

Total commitments(1)(2)	$251,821	$69,879	$54,789	$36,525	$32,515	$22,754	$35,359

(1)
Crown and surface royalties, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(2)
US$ commitments have been converted to CDN$ using the December 31, 2013 foreign exchange rate of 1.0636.

Transportation for Enerplus' Bakken crude oil in the U.S. has been contracted for 8,500 bbl/day up until April 2016 with 7,500 bbl/day of that continuing through December 2017.

Enerplus has contracted up to 191 MMcf/day of natural gas pipeline capacity with contract terms ranging from one month to 5 years.

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire in 2019. The annual costs of these lease commitments include rent and operating fees.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

17) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2013 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$676,502	$675,970	$1,352,472
Plant, property and equipment	1,081,259	1,360,095	2,441,354
Goodwill	451,121	158,854	609,975

As at and for the year ended December 31, 2012 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$707,985	$445,349	$1,153,334
Plant, property and equipment	1,323,850	1,013,945	2,337,795
Goodwill	451,121	148,595	599,716

54      ENERPLUS 2013 FINANCIAL SUMMARY

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	December 31, 2013	December 31, 2012	December 31, 2011

Accounts receivable	$(6,935)	$(34,384)	$(4,333)
Other current assets	(1,156)	4,007	38,223
Accounts payable	36,942	(58,552)	37,597

	$28,851	$(88,929)	$71,487

b) Other

($ thousands)	December 31, 2013	December 31, 2012	December 31, 2011

Income taxes paid	$4,448	$17,946	$49,592
Interest paid	$55,957	$49,826	$47,756

ENERPLUS 2013 FINANCIAL SUMMARY      55

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  Exhibit 99.2